MANHATTAN MINERALS CORP.
NEWS RELEASE

October 24, 2002

Toronto Stock Exchange
Trading Symbol:  MAN

          Manhattan Closes on CD$2.4 Million Financing
                 Management Change Announcement

Manhattan Minerals Corp. is pleased to announce that it is in receipt of the remaining funds and has closed on the financing initially announced on October 17, 2002. The total funds received was CD$2.4 million. No brokerage commission or fee is payable on this transaction. The proceeds of this financing will be used to progress with the TG-1 project, and for general corporate purposes.

The company also announces that the Board of Directors has accepted the resignation of Mr. Charles Smith as an officer and director of the company, and is pleased to announce the re-election of Larry Glaser as Chief Executive Officer. Dr. Glaser was CEO of the company between June 2001 and July 2002, and has also been Executive Chairman since April 2002. Mr. Smith held the position of President from April 2002 through October 2002, and CEO from July 2002 through October 2002. The board would like to express its appreciation to Mr. Smith for his contribution to the company during that period.

Dr. Glaser has stated, "The objectives and business strategy of the company will be to continue to obtain a social consensus for the project through a properly balanced and thoughtful program of effective communication. We continue to make progress on the Tambogrande project, including the recently announced Congressional motion supporting transfer of the 25% ownership interest in the project held by the Peruvian government, to the regional municipalities. Another successful stakeholders meeting in Piura with all of the stakeholders in the project along with various Ministers and Vice Ministers was held this month. We have successfully raised additional capital for the company despite volatile market conditions, and we expect to be able to deliver the Environmental Impact Study to the Peruvian government within the acceptable time frame."

For further information please contact,

Lawrence Glaser
Chairman & CEO

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.